UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2021

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood or our predecessor, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as HCA. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally and in the real estate and securities markets specifically,
●	the ability of our management team to source, originate and acquire suitable investment opportunities,
●	our expectation that there will be opportunities to acquire additional properties leased to the United States of America,
●	our expectations regarding demand by the federal government for leased space,
●
the United States General Services Administration (the “GSA”) (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

●	the impact of changes in real estate needs and financial conditions of federal, state and local governments,
●	the continuing adverse impact of the novel coronavirus (COVID-19) on the United States, regional and global economies and our financial condition and results of operations,
●	acts of terrorism and other disasters that are beyond our control,
●
legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),

●	our ability to raise equity or debt capital,
●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”), and other laws, or

●	changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report on Form 1-SA. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally-managed REIT formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties in sizes that range from 5,000 to 50,000 rentable square feet that are in their first lease term after original construction or renovation-to-suit date. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America. We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of June 30, 2021, the Company owned 25 GSA Properties, comprised of 21 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States of America Government. Our portfolio of GSA Properties, or our portfolio, contains approximately 463,672 rentable square feet located in 17 states. As of June 30, 2021, our portfolio properties are 100% leased to the United States of America Government and occupied by 12 different federal government agencies. Based on net operating income of each property, our portfolio has a weighted average remaining lease term of 8.8 years if none of the early termination rights are exercised and 5.0 years if all of the early termination rights are exercised.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2021, we owned approximately 55.9% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three remaining, consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood on May 26, 2017.

Operating Results

For the six months ended June 30, 2021

At June 30, 2021, our portfolio contained 25 GSA Properties consisting of 463,672 rentable square feet located in 17 states. Our properties are 100% leased to the United States of America Government and occupied by 12 different federal government agencies. On June 14, 2021, we acquired a 16,000 rentable square foot, build-to-suit, single-tenant building 100% leased to the United States of America Government, administered by the GSA, and occupied by the National Park Service for approximately $3,446,000. The lease commenced on January 22, 2020 and has a firm term of 10 years.

During the six months ended June 30, 2021, we earned revenues of $7,047,255 and incurred property operating costs of $2,161,554. Our net operating income for the period was $4,885,701. For the six months ended June 30, 2021, the Company’s net loss was $3,386,965. Our net loss attributed to our common stockholders was $2,956,482 after allocating $1,482,608 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,052,125.

For the six months ended June 30, 2020

At June 30, 2020, our portfolio contained 21 GSA Properties consisting of 403,237 rentable square feet located in 13 states. Our properties were 100% leased to the United States of America Government and occupied by 11 different federal government agencies. On April 30, 2020, we acquired a 12,470 rentable square foot, build-to-suit, single-tenant building 100% leased to the United States of America Government, administered by the GSA, and occupied by the Immigration and Customs Enforcement agency, for approximately $5,213,000. The lease commenced on November 1, 2019 and has a firm term of 15 years.

During the six months ended June 30, 2020, we earned revenues of $6,393,219 and incurred property operating costs of $1,936,414. Our net operating income for the period was $4,456,805. For the six months ended June 30, 2020, the Company’s net loss was $2,755,423. Our net loss attributed to our common stockholders was $2,243,097 after allocating $1,299,894 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $787,568.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI, as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects a reconciliation of NOI to net loss as computed in accordance with GAAP for the six-month periods ended June 30, 2021 and 2020:

	For the six months ended June 30,
	2021	2020

Revenues	$7,047,255	$6,393,219
Less:
Operating expenses	2,036,287	1,820,875
Property management fee	125,267	115,539
Total expenses	2,161,554	1,936,414

Net operating income	4,885,701	4,456,805
Less:
Asset management fee	-	128,906
Corporate expenses	905,681	1,036,633
Depreciation and amortization	2,719,317	2,416,055
Interest expense	4,341,617	3,207,778
Equity-based compensation	306,051	422,856
Net loss	(3,386,965)	(2,755,423)
Less: Net loss attributable to noncontrolling interest	(1,482,608)	(1,299,894)
Net loss attributed to HC Government Realty Trust, Inc.	(1,904,357)	(1,455,529)
Less: Preferred stock dividends	(1,052,125)	(787,568)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,956,482)	$(2,243,097)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our KeyBank Transaction (as defined below) and Series C Offering (as defined below) provided us with liquidity through both debt and equity investments. This allowed us to refinance our existing debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success. In November 2019, our securities offering pursuant to Regulation A (the “Regulation A Offering”) expired and we did not file a post-qualification amendment to extend the Regulation A Offering. While we have currently elected to not continue to issue equity under Regulation A, we expect to continue to issue equity in our Company with proceeds being used to acquire GSA Properties or buy facilities that are leased to credit-worthy state or municipal tenants. As of June 30, 2021, we had approximately $3,503,756 available in cash and cash equivalents.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) capital expenditures and development projects; (iv) payment of principal of, and interest on, outstanding indebtedness; and (v) other investments, consistent with our Investment Guidelines and Investment Policies.

Capital Resources

Our capital resources are substantially related to (i) the KeyBank Transaction (as defined below), and (ii) the Series C Offering (as defined below).

In October 2019, we entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which we obtained commitments in an initial amount of $60,000,000 (the “KeyBank Transaction”) and borrowed an initial principal amount of $60,000,000 in order to refinance certain existing indebtedness and to partially finance the acquisition of our portfolio properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. In December 2019, the Credit Facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Company to further increase the amount of commitments available to the Company, up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

As of June 30, 2021, we had borrowed $23,000,000 and had $77,000,000 committed and undrawn under our Credit Facility.

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000. On August 14, 2020, the Company used $21,846,295 and $62,100,000 of the net proceeds from the Series C Offering to repay all outstanding mezzanine debt and amounts outstanding under the Credit Facility, respectively, as of such date.

Trend Information

Our Company, through our Operating Partnership, is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America Government throughout the country. As full faith and credit obligations of the United States, these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

While there can be no assurance, we believe our Credit Facility and the proceeds of the Series C Offering will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our portfolio properties.

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions and the impact of the COVID-19 pandemic on real estate in general, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or our financial condition.

Item 2.  Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
June 30, 2021 (unaudited) and December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Investment in real estate, net	$113,749,765	$109,066,096
Cash and cash equivalents	3,503,756	4,906,679
Restricted cash	210,752	192,068
Rent and other tenant receivables, net	2,854,759	1,339,332
Leasehold intangibles, net	10,855,463	11,231,765
Deposits on properties under contract	100,000	100,000
Deferred financing, net	1,162,741	1,610,851
Prepaid expenses and other assets	920,080	1,016,430
Total Assets	$133,357,316	$129,463,221

LIABILTIES
Revolving credit facility	$23,000,000	$15,650,000
Mandatorily redeemable preferred stock, net of unamortized deferred offering costs	86,862,763	86,667,285
Mortgages payable, net of unamortized debt costs	9,181,807	9,277,699
Declared dividends and distributions	2,518,139	2,509,506
Accrued interest payable	140,678	134,053
Accounts payable	467,510	1,050,383
Accrued expenses and other liabilities	1,533,127	1,130,736
Deferred revenue	1,625,730	-
Below-market leases, net	452,957	551,759
Total Liabilities	125,782,711	116,971,421

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 2,081,000 shares issued and outstanding at June 30, 2021 and December 31, 2020)	2,081	2,081
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,560,452 common shares issued and outstanding at June 30, 2021 and December 31, 2020)	1,561	1,561
Additional paid-in capital	30,441,959	30,751,943
Offering costs	(1,221,888)	(1,271,266)
Accumulated deficit	(14,996,403)	(13,092,046)
Accumulated dividends and distributions	(7,626,569)	(6,143,463)
Total Stockholders' Equity	6,600,741	10,248,810
Noncontrolling interest in operating partnership	973,864	2,242,990
Total Equity	7,574,605	12,491,800
Total Liabilities and Stockholders' Equity	$133,357,316	$129,463,221

The following table presents the assets and liabilities of the Company's consolidated variable interest entities as of June 30, 2021 (unaudited) and December 31, 2020 which are included on the consolidated balance sheets above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$10,648,515	$10,842,846
Intangible assets, net	67,659	128,130
Prepaids and other assets	509,791	418,292
Total Assets	$11,225,965	$11,389,268
LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable, net	$9,181,806	$9,277,699
Intangible liabilities, net	13,862	33,053
Accounts payable and accrued expenses	198,328	176,964
Total liabilities	$9,393,996	$9,487,716

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the Six Months Ended June 30, 2021 and 2020 (unaudited)

	For the six-months ended
	June 30, 2021	June 30, 2020
Revenues
Rental revenues	$6,796,515	$6,161,302
Real estate tax reimbursements and other revenues	250,740	231,917
Total revenues	7,047,255	6,393,219

Operating expenses
Depreciation and amortization	2,719,317	2,416,055
General and administrative	682,858	599,253
Professional expenses	222,823	441,927
Real estate and other taxes	659,198	612,942
Repairs and maintenance	507,498	460,430
Janitorial	352,695	294,376
Utilities	309,751	246,794
Management fees	125,267	239,898
Insurance	135,066	125,104
Ground leases	49,116	47,969
Miscellaneous property expenses	22,963	33,260
Equity-based compensation	306,051	422,856
Total operating expenses	6,092,603	5,940,864

Other expense
Interest expense	4,341,617	3,207,778
Net loss	(3,386,965)	(2,755,423)
Less: Net loss attributable to noncontrolling interest in operating partnership	(1,482,608)	(1,299,894)
Net loss attributed to HC Government Realty Trust, Inc.	(1,904,357)	(1,455,529)
Preferred stock dividends	(1,052,125)	(787,568)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,956,482)	$(2,243,097)

Basic and diluted loss per share	$(1.89)	$(1.45)

Basic and diluted weighted-average common shares outstanding	1,560,452	1,545,806

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
For the Six Months Ended June 30, 2021 and 2020 (unaudited)

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in	Offering	Accumulated	Cumulative Dividends and	Total Stockholders'	Non-Controlling Interest in Operating	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity

Balance, December 31, 2020	31,000	$31	2,050,000	$2,050	1,560,452	$1,561	$30,751,943	$(1,271,266)	$(13,092,046)	$(6,143,463)	$10,248,810	$2,242,990	$12,491,800
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	265,547	265,547
Equity-based compensation - restricted stock	-	-	-	-	-	-	40,504	-	-	-	40,504	-	40,504
Reimbursement of offering costs	-	-	-	-	-	-	-	49,378			49,378		49,378
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,483,106)	(1,483,106)	(402,553)	(1,885,659)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(350,488)	-	-	-	(350,488)	350,488	-
Net loss	-	-	-	-	-	-	-	-	(1,904,357)	-	(1,904,357)	(1,482,608)	(3,386,965)
Balance, June 30, 2021	31,000	$31	2,050,000	$2,050	1,560,452	$1,561	$30,441,959	$(1,221,888)	$(14,996,403)	$(7,626,569)	$6,600,741	$973,864	$7,574,605

Balance, December 31, 2019	144,500	$144	1,180,000	$1,180	1,438,465	$1,438	$24,463,133	$(1,459,479)	$(9,324,626)	$(3,478,926)	$10,202,864	$4,752,606	$14,955,470
Issuance of common shares in connection with termination of management agreement	-	-	-	-	51,667	52	370,401	-	-	-	370,453	-	370,453
Issuance of common shares in satisfaction of acquisition fee payable	-	-	-	-	55,674	56	556,683	-	-	-	556,739	-	556,739
Proceeds from issuing preferred shares	-	-	825,000	825	-	-	8,249,175	-	-	-	8,250,000		8,250,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	363,501	363,501
Equity-based compensation - restricted stock	-	-	-	-	-	-	59,355	-	-	-	59,355	-	59,355
Reimbursement of offering costs	-	-	-	-	-	-	-	138,836	-	-	138,836	-	138,836
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,201,932)	(1,201,932)	(327,423)	(1,529,355)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(824,542)	-	-	-	(824,542)	824,542	-
Net loss	-	-	-	-	-	-	-	-	(1,455,529)	-	(1,455,529)	(1,299,894)	(2,755,423)
Balance, June 30, 2020	144,500	$144	2,005,000	$2,005	1,545,806	$1,546	$32,874,205	$(1,320,643)	$(10,780,155)	$(4,680,858)	$16,096,244	$4,313,332	$20,409,576

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2021 and 2020 (unaudited)

	For the six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(3,386,965)	$(2,755,423)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,019,820	1,821,772
Amortization of acquired lease-up costs	287,267	249,191
Amortization of in-place leases	412,230	345,092
Amortization of above/below-market leases, net	119,540	75,505
Amortization of debt issuance costs	464,263	391,621
Amortization of deferred offering costs	195,478	-
Equity-based compensation - long-term incentive plan units	265,547	363,501
Equity-based compensation - restricted shares	40,504	59,355
Net change in:
Rent and other tenant receivables, net	(1,515,427)	(15,888)
Prepaid expense and other assets	87,902	(379,019)
Deposits on properties under contract	-	(50,000)
Accrued interest payable	6,625	(72,092)
Accounts payable and other accrued expenses	(179,863)	276,325
Deferred revenue	1,625,730	-
Accrued management termination fee	-	(1,279,547)
Tenant improvement obligation	-	(296,133)
Net cash provided by (used in) operating activities	442,651	(1,265,740)

Cash flows from investing activities:
Capital improvements and development project funding	(3,743,627)	(86,980)
Real estate acquisitions and deposits	(3,492,951)	(5,286,625)
Net cash used in investing activities	(7,236,578)	(5,373,605)

Cash flows from financing activities:
Debt issuance costs	-	(158,661)
Dividends paid	(1,828,267)	(1,433,535)
Proceeds from sale of preferred stock	-	8,250,000
Borrowings under revolving credit facility	7,350,000	3,950,000
Mortgage principal payments	(112,045)	(104,906)
Net cash provided from financing activities	5,409,688	10,502,898

Net (decrease) increase in Cash and cash equivalents and Restricted cash	(1,384,239)	3,863,553
Cash and cash equivalents and Restricted cash, beginning of period	5,098,747	3,556,743
Cash and cash equivalents and Restricted cash, end of period	$3,714,508	$7,420,296

Supplemental cash flow information:
Cash paid for interest	$525,252	$2,888,249
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Common shares issued in connection with termination of management agreement	$-	$370,453
Common shares issued in satisfaction of acquisition fee payable	$-	$556,739
Reimbursement of offering costs	$49,378	$138,836

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.
Notes to Consolidated Financial Statements (unaudited)

1.	Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their first lease term after original construction or renovation-to-suit. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies (collectively, the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (the “Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of June 30, 2021, the REIT owned approximately 55.9% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests in our Operating Partnership, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of June 30, 2021, the financial statements reflect the operations of 25 GSA Properties representing 463,672 rentable square feet located in 17 states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term as of June 30, 2021 of 8.8 years if none of the early termination rights are exercised and 5.0 years if all of the early termination rights are exercised. The Company operates as an umbrella partnership real estate investment trust, or an UPREIT, and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.	Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 25 SPEs as of June 30, 2021. Of the SPEs, 22 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with GAAP have been either condensed or omitted pursuant to SEC rules and regulations. However, we believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our latest Annual Report on Form 1-K.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Cash and cash equivalents	$3,503,756	$7,255,132
Restricted cash	210,752	165,164
Cash, cash equivalents and restricted cash	$3,714,508	$7,420,296

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the Operating Partnership and SPE level. At June 30, 2021, one account had approximately $2,659,000 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Investment in Real Estate, Net – Investment in real estate, net is comprised of all tangible assets held by the Company for rent or development. Real estate assets are recognized at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized. Third party costs related to asset acquisitions are capitalized. Development, re-development and certain costs directly related to the improvement of real properties are capitalized.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancellable term of the lease. Amortization relating to above (below) market leases for the six months ended June 30, 2021 and 2020 was $119,540 and $75,505, respectively, and was recorded as a reduction to rental revenues.

In-place leases are valued based on the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancellable term of the leases. The Company has not recognized any value attributable to customer relationships.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the future development is probable. For properties under development or redevelopment, the Company capitalizes interest expense, real estate taxes and direct and indirect project costs associated with the development and redevelopment activities. With respect to the capitalization of interest expense, if there is a specific borrowing for the property undergoing development activities, the Company applies the interest rate of that borrowing to the average accumulated expenditures that do not exceed such borrowing. If there are no specific borrowings, the Company applies its weighted average interest rate on its senior secured revolving credit facility to the average accumulated expenditures. The Company capitalizes costs while development activities are underway until the building is substantially complete and ready for its intended use, at which time rental income recognition can commence and rental operating costs, real estate taxes, insurance, and other subsequent carrying costs are expensed as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term in the event the Company is considered the owner of the improvements. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancellable term of the lease and includes a reimbursement for certain operating costs of the property. The operating cost reimbursement is established at lease commencement and is subject to annual adjustment based on changes in the consumer price index. Operating expenses include repairs and maintenance, cleaning, landscaping and utilities. The lessee is also required by the lease to reimburse the Company for real estate taxes over the real estate tax base year. The real estate tax base year is established as the real estate taxes incurred during the first full tax year after lease commencement or otherwise as defined in the lease. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method.

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Tenant improvements and leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of suchproperty. For the six months ended June 30, 2021 and 2020, the Company did not recognize any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and is recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancellable term of the lease.

Rents and Other Tenant Receivables, Net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of June 30, 2021 and December 31, 2020. The Company had a straight-line rent receivable of $60,100 and $38,200 as of June 30, 2021 and December 31, 2020, respectively.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it cannot elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state and local jurisdictions where the Company is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions at June 30, 2021 and December 31, 2020; accordingly, no associated interest and penalties were required to be accrued at June 30, 2021 and December 31, 2020.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s outstanding common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The noncontrolling interest in the Operating Partnership was 44.1% at June 30, 2021 and December 31, 2020.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment or other extinguishment of debt are written off in the period of repayment or extinguishment as a loss on extinguishment of debt.

The Company capitalizes certain legal, accounting and other third‑party fees that are directly associated with in‑process equity financings as deferred offering costs until such financings are consummated. In the event an equity financing is no longer considered probable of being consummated, all deferred offering costs are written off in the period such determination is made. For equity financings classified as equity, deferred offering costs are recorded in stockholders’ equity as a reduction of additional paid‑in capital against the offering proceeds. For equity financings required to be classified as a liability, these costs are capitalized and presented as a direct reduction from the gross proceeds from the equity financing within the Consolidated Balance Sheets.

Deferred Revenue – Deferred revenue primarily consists of lump sum reimbursements made by tenants to the Company for landlord improvements in excess of a tenant improvement allowance. Lump sum reimbursements are recorded as deferred revenue on the Consolidated Balance Sheets and are amortized over the non-cancellable lease term through revenue.

Stock Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant. Forfeitures are recognized as they occur.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings (loss) per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding unless the effect of such shares would be anti-dilutive.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.
	As of June 30,
	(unaudited)
	2021	2020
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	112,408	72,215
Convertible preferred stock	2,345,747	3,229,874
Total potentially dilutive securities	3,576,571	4,420,505

Smaller Reporting Company Disclosure Requirements - The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and Item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Recent Accounting Pronouncements Not Yet Adopted - In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 is intended to improve financial reporting about leasing transactions.  ASU 2016-02 will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the Company for the year ended December 31, 2022. Early adoption is permitted, and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 13. Commitments and Contingencies for more information regarding the Company’s operating leases.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.	Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with FASB Accounting Standards Codification Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIEs’ assets and liabilities that are included within the Company’s Consolidated Balance Sheets at June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021 (unaudited)	December 31, 2020
Assets:
Buildings and improvements, net	$10,648,515	$10,842,846
Intangible assets, net	67,659	128,130
Prepaids and other assets	509,791	418,292
Total assets	$11,225,965	$11,389,268
Liabilities:
Mortages payable, net	$9,181,806	$9,277,699
Intangible liabilities, net	13,862	33,053
Accounts payable and accrued expenses	198,328	176,964
Total liabilities	$9,393,996	$9,487,716

Net identifiable assets	$1,831,969	$1,901,552

4.	Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2021 and December 31, 2020, respectively:

	June 30, 2021 (unaudited)	December 31, 2020
Land	$12,830,558	$12,701,648
Buildings and improvements	98,552,391	93,743,401
Site improvements	1,702,226	1,463,473
Tenant improvements	12,874,200	10,338,157
Construction in progress	527,449	1,545,104
	126,486,824	119,791,783
Accumulated depreciation	(12,737,059)	(10,725,687)
Investment in real estate, net	$113,749,765	$109,066,096

Depreciation expense related to the Company’s investment in real estate for the six months ended June 30, 2021 and 2020 was $2,011,372 and $1,820,297, respectively.

During the six months ended June 30, 2021, the Company acquired one operating property. The property was acquired with a lease in place with the United States of America. The following is a summary of the property location, acquisition date, rentable square feet and the remaining non-cancellable lease term at the time of acquisition:
			Remaining
			Non-Cancellable
	Acquisition	Rentable	Lease Term at
Location	Date	Sq Ft	Acquisition Date
Van Buren, Missouri	6/14/2021	16,000	8.6 years

During the six months ended June 30, 2020, the Company acquired one operating property. The property was acquired with a lease in place with the United States of America. The following is a summary of the property location, acquisition date, rentable square feet and the remaining non-cancellable lease term at the time of acquisition:
			Remaining
			Non-Cancellable
	Acquisition	Rentable	Lease Term at
Location	Date	Sq Ft	Acquisition Date
Birmingham, Alabama	4/30/2020	12,470	14.5 years

A summary of the allocated purchase price, based on estimated fair values, for the acquisitions completed during the six months ended June 30, 2021 and 2020 are as follows:
	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Land	$128,910	$956,627
Buildings and improvements	2,382,987	3,087,389
Tenant improvements	287,833	612,242
Site improvements	151,683	-
Construction in progress	-	365,954
Acquired in-place leases	180,878	264,413
Acquired lease-up costs	299,987	-
Above market leases	60,673	-
Total	$3,492,951	$5,286,625

The Company included $17,311 of revenues and an inconsequential amount of net loss in our Consolidated Statements of Operations related to the operating property acquired during the six months ended June 30, 2021. The Company included $81,249 of revenues and $28,189 of net income in our Consolidated Statements of Operations related to the operating property acquired during the six months ended June 30, 2020.

The intangible assets and liabilities of the acquired properties have an aggregate weighted average amortization period of 8.6 years and 14.3 years as of June 30, 2021 and 2020, respectively.

The Company capitalized $3,665,951 of costs with respect to its ongoing development and tenant improvement projects during the six months ended June 30, 2021. In June 2021, the Company completed its development project in Portland, Maine and placed the property into service.

There were no such development or tenant improvement projects during the six months ended June 30, 2020.

The Company capitalized building and site improvements with respect to its existing portfolio of $77,676 and $86,980 during the six months ended June 30, 2021 and 2020, respectively.

5.	Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2021 and December 31, 2020:

	June 30, 2021 (unaudited)	December 31, 2020
Acquired in-place leases	$7,315,043	$7,134,166
Acquired lease-up costs	5,033,123	4,733,136
Acquired above-market leases	3,907,707	3,847,034
	16,255,873	15,714,336
Accumulated amortization	(5,400,410)	(4,482,571)
Leasehold intangibles, net	$10,855,463	$11,231,765

Amortization of in-place leases and lease-up costs was $699,497 and $594,283 for the six months ended June 30, 2021 and 2020, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $218,342 and $174,228 for the six months ended June 30, 2021 and 2020, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of June 30, 2021 is as follows:

Year Ended	Intangible Lease Costs
For the remaining six-month period ending December 31, 2021	$947,537
2022	1,602,567
2023	1,442,993
2024	1,382,749
2025	1,291,440
2026	1,282,949
Thereafter	2,905,228
Total	$10,855,463

The weighted-average amortization period is approximately 7.7 years.

6.	Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2021 and December 31, 2020:

	June 30, 2021 (unaudited)	December 31, 2020
Acquired below-market leases	$1,241,418	$1,241,418
Accumulated amortization	(788,461)	(689,659)
Below-market leases, net	$452,957	$551,759

Amortization of below-market leases resulted in an increase in rental revenue of $98,802 and $98,723 for the six months ended June 30, 2021 and 2020, respectively.

The future amortization of acquired below market leases as of June 30, 2021 is as follows:

Year Ended	Below Market Leases
For the remaining six-month period ending December 31, 2021	$90,475
2022	143,828
2023	121,882
2024	86,050
2025	3,020
2026	3,020
Thereafter	4,682
Total	$452,957

The weighted-average amortization period is approximately 3.1 years.

7.	Debt

The following table summarizes the Company’s outstanding indebtedness as of June 30, 2021 and December 31, 2020:

			Principal Outstanding
Loan	Interest Rate	Maturity	June 30, 2021 (unaudited)	December 31, 2020
Senior revolving credit facility:
Senior revolving credit facility	L + 200bps	October 2022	$23,000,000	$15,650,000
Total senior revolving credit facility			23,000,000	15,650,000

Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.265%	August 2023	9,256,561	9,368,605
Total mortgage notes payable			9,256,561	9,368,605
Less: Total unamortizd debt issurance costs			(74,754)	(90,906)
Total mortgage payable, net			9,181,807	9,277,699

Total debt			$32,181,807	$24,927,699

Revolving Credit Facility

In October 2019, the Company, through the Operating Partnership, entered into a senior secured revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which the Operating Partnership obtained revolving loan commitments in an initial amount of $60,000,000, subject to customary terms and availability conditions. In December 2019, the Credit Facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on October 21, 2022 with a one-time option to extend the maturity date until October 21, 2023, subject to certain conditions and the payment of an extension fee.

Borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) a base rate plus an applicable margin with a range of 100 to 150 basis points or (ii) LIBOR plus an applicable margin with a range of 200 to 250 basis points, with the applicable margin depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% or 0.30% per annum based on the ratio of aggregate borrowings under the Credit Facility and the aggregate revolving commitments.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the credit agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the credit agreement) may not be less than (A) 1.25 to 1.00 beginning with the earlier of (i) the fiscal quarter-end to occur after the termination of the adjustment period (as defined in the credit agreement) or the fiscal quarter ending March 31, 2022 through the fiscal quarter ending September 30, 2022 and (B) 1.40 to 1.00 for each fiscal quarter ending on and after December 31, 2022, (iii) the minimum ratio of adjusted consolidated EBITDA to consolidated total indebtedness (each as defined in the credit agreement) may not be less than 12% during the adjustment period, (iv) the minimum total liquidity (as defined in the credit agreement) may not be less than $15,000,000 during the adjustment period, and (v) the minimum consolidated tangible net worth (as defined in the credit agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit and require that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the credit agreement) following March 31, 2022.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2021, the Company is in compliance with all financial and restrictive covenants under the Credit Facility. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of June 30, 2021 and December 31, 2020, the Company had $23,000,000 and $15,650,000 outstanding, respectively, and $77,000,000 and $84,350,000 committed and undrawn under the Credit Facility, respectively. The weighted average interest rate on the outstanding borrowings was 2.10% and 2.16% as of June 30, 2021 and December 31, 2020, respectively. The fair value of the Credit Facility approximates its carrying value.

Mezzanine Debt

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, a “Recapitalization Investor” and collectively, the “Recapitalization Investors”). In connection with the closing of the Recapitalization Transaction, the Company, through the Operating Partnership, entered into a loan agreement (as amended, the “Loan Agreement”) pursuant to which certain of the Recapitalization Investors, as lenders (the “Lenders”), provided a $10,500,000 senior secured term loan to the Operating Partnership (the “Mezzanine Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt would accrue interest and mature on the same terms (collectively, the “Mezzanine Debt”). The Loan Agreement was amended in October 2019 to increase the additional amount available to the Operating Partnership to $13,500,000. The Mezzanine Debt was subordinate to the Credit Facility.

The Mezzanine Debt accrued interest at a rate of fourteen percent (14%) per annum. Such interest was to be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount was to be equal to two percent (2%) per annum. The Operating Partnership was required to repay all outstanding principal and any accrued but unpaid interest on or before April 22, 2023.

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay an aggregate amount of $21,846,295 of the Company’s Mezzanine Debt outstanding under the Loan Agreement, including accrued interest and make-whole payments.

As of June 30, 2021 and December 31, 2020, the Company had no Mezzanine Debt outstanding.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, were $9,256,561 and $9,368,605 as of June 30, 2021 and December 31, 2020, respectively. There were no variable rate mortgage notes payable as of June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, the Company had unamortized debt issuance costs of $74,754 and $90,906, respectively, in connection with its mortgage notes payables.

The mortgage notes payable are collateralized by the specific properties to which the mortgage notes payable pertain. The carrying amount of real estate that serves as collateral for these mortgages as of June 30, 2021 and December 31, 2020 was $10,648,515 and $10,842,846, respectively.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of June 30, 2021:

Year Ended	Future Principal Payments
For the remaining six months ending December 31, 2021	$117,821
2022	23,245,134
2023	8,893,606
Total	$32,256,561

8.	Mandatorily Redeemable Preferred Stock

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) at $25.00 per share to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). Net proceeds from the Series C Offering were $86,521,914, after deducting the placement agent fee and legal and other professional fees paid in connection with the Series C Offering, and are presented on the Company’s Consolidated Balance Sheets as mandatorily redeemable preferred stock, net of unamortized deferred offering costs.

The Company used the net proceeds from the Series C Offering primarily to acquire new GSA Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s Mezzanine Debt, purchase existing shares of the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and for general corporate purposes.

The mandatorily redeemable preferred stock has an aggregate liquidation preference of $90,000,000, plus any accrued and unpaid dividends thereon. The Series C Preferred Stock is senior to the Company’s common stock, Series A Preferred Stock and 10.00% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) and any class or series of capital stock expressly designated as ranking junior to the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up. The Series C Preferred Stock ranks on a parity with any class or series of the Company’s capital stock expressly designated as ranking on a parity with the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up.

The Series C Preferred Stock is mandatorily redeemable by the Company on August 14, 2027 (“Mandatory Redemption Date”) at a redemption price equal to the $25.00 liquidation preference per share, plus the amount of any accrued and unpaid dividends on the Series C Preferred Stock. The Series C Preferred Stock is not redeemable prior to August 14, 2023 except (i) in order to preserve the Company’s qualification as a REIT, (ii) within 120 days after the date on which a Change of Control (as defined in the Articles Supplementary classifying and designating the Series C Preferred Stock) occurs and (iii) at any time that the aggregate distributions to the holders of Series C Preferred Stock result in a multiple on invested capital equal to the $25.00 liquidation preference per share plus the product of (x) the dividend rate of 7.0% per annum of the $25.00 liquidation preference per share and (y) three.

The Company may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time on or after August 14, 2023 at a redemption price equal to $25.00 per share, plus the amount of any accrued and unpaid dividends (whether or not declared).

Holders of the Series C Preferred Stock generally have no voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of the Series C Preferred Stock (voting as a separate class) is required to amend the Company’s charter (including the Articles Supplementary classifying and designating the Series C Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Stock.

If the Company fails to redeem the Series C Preferred Stock by the Mandatory Redemption Date, and such non-compliance remains uncured by the Company on the nine-month anniversary following the Mandatory Redemption Date (a “Failed Redemption”), holders of a majority of the outstanding shares of Series C Preferred Stock shall have the right at any time after such date to elect a majority of the members of the Company’s Board of Directors (the “Board”). The number of directors will be automatically increased to such number as is necessary to enable the holders of Series C Preferred Stock to exercise such right. If, at any time following a Failed Redemption, the Company completes the redemption, the terms of any and all directors elected by the holders of Series C Preferred Stock will automatically expire immediately following such redemption and the number of directors will be automatically decreased by a corresponding number.

In accordance with ASC Topic No. 480, “Distinguishing Liability from Equity”, the Company has classified the Series C Preferred Stock as a liability as it has characteristics that require liability classification. The Series C Preferred Stock is presented as mandatorily redeemable preferred stock, net of unamortized deferred offering costs, on the Company’s Consolidated Balance Sheets. Further, the related dividend payments are recorded as a component of interest expense in the Consolidated Statements of Operations.

The Series C Preferred Stock is entitled to a dividend of 7.00% per annum, accruing from the date of issuance, on a cumulative basis, quarterly in arrears. Dividends continue to accrue even if not authorized, declared or paid. Refer to Note 11. Stockholders’ Equity for further discussion of dividends on the Series C Preferred Stock.

The Company incurred $3,478,086 in placement agent fees and legal and other professional fees related to the Series C Offering. These costs are recorded as deferred offering costs on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the mandatory redemption period.

As of June 30, 2021, the Company had 3,600,000 shares of the Series C Preferred Stock issued and outstanding.

For the six months ended June 30, 2021, the Company amortized $195,478 of deferred offering costs related to the Series C Preferred Stock in interest expense in the Consolidated Statements of Operations. Accumulated amortization of the deferred offering costs was $340,849 and $145,372 as of June 30, 2021 and December 31, 2020, respectively.

9.	Related Parties

Preferred Stock

In April 2020, the Company issued a total of 350,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $3,500,000, to partially finance the acquisition of the property located in Birmingham, Alabama.

In June 2020, the Company issued 475,000 shares of its Series B Preferred Stock to a Recapitalization Investor for total proceeds of $4,750,000, to partially finance the acquisition of the property located in Columbia, South Carolina.

In December 2020, the Company issued 45,000 shares of its Series B Preferred Stock to an investor affiliated with Hale for total proceeds of $450,000, to partially fund the development of the property located in Portland, Maine.

Mezzanine Debt

On August 14, 2020, the Company used a portion of the net proceeds from the Series C Offering to repay all of its outstanding Mezzanine Debt.

10.	Leases and Tenants

Our rental properties are subject to generally non-cancellable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% at June 30, 2021 and December 31, 2020. Remaining non-cancellable lease terms range from 0.5 to 13.3 years as of June 30, 2021. The future minimum rents under non-cancellable leases as of June 30, 2021 are as follows:

Future
Year Ended	Minimum Rents
For the remaining six months ending December 31, 2021	$10,696,893
2022	11,567,117
2023	9,995,220
2024	9,015,276
2025	8,147,209
2026	8,110,646
Thereafter	22,023,011
Total	$79,555,372

The properties are 100% leased to the United States of America Government and administered by either the GSA or occupying agency. At June 30, 2021, the weighted average non-cancellable lease term is 5.0 years if the GSA elects to exercise all of its early termination rights and the weighted average total remaining contractual lease term is 8.8 years if none of the early termination rights are exercised.

11.	Stockholders’ Equity

Series A Cumulative Convertible Preferred Stock

In 2016, the Company issued 144,500 shares of its Series A Preferred Stock to various investors in exchange for a total of $3,612,500, or $25.00 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. Holders of the Series A Preferred Stock may, at their option, at any time, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into common shares in accordance with the following formula:

Conversion Amount = (($25.00*X1) + X2)/$10.00) + 0.2*(($25.00*X1)/$10.00)
where:

“X1” means the number of shares of Series A Preferred Stock held by the applicable holder; and

“X2” means the aggregate accrued but unpaid dividends on the holder’s shares of Series A Preferred Stock as of the applicable conversion date.

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Repurchase Price was equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired on September 11, 2020. The Series A Repurchase Offer was designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500. As of June 30, 2021 and December 31, 2020, there were 31,000 shares of Series A Preferred Stock outstanding.

Series B Cumulative Convertible Preferred Stock

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in connection with the Recapitalization Transaction in exchange for total proceeds of $10,500,000, or $10.00 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. Holders of the Series B Preferred Stock may, at their option, at any time, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock.

As of June 30, 2021 and December 31, 2020, there were 2,050,000 shares of Series B Preferred Stock outstanding.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A filed in connection with its securities offering pursuant to Regulation A (the “Regulation A Offering”), was qualified by the SEC. The Regulation A Offering’s minimum and maximum offering amounts were $3,000,000 and $30,000,000, respectively, at an offering price of $10.00 per share. The initial purchase of common stock with respect to the Regulation A Offering occurred on May 18, 2017. In November 2019, the Regulation A Offering expired and the Company did not file a post-qualification amendment to extend the Regulation A Offering.

In connection with the former asset management agreement (the “Management Agreement”) with Holmwood Capital Advisors, LLC, our former advisor (“HCA”), the Company issued 55,674 shares of common stock to HCA for a total value of $556,740 in satisfaction of the Acquisition Fee (as defined below) due to HCA on March 31, 2020. Refer to Note 13. Commitments and Contingencies for further discussion.

Further, in connection with the termination of the former Management Agreement, the Company issued 51,677 shares of common stock to HCA for a total value of $370,453 on March 31, 2020. Refer to Note 13. Commitments and Contingencies for further discussion.

Equity-Based Stock Awards

On December 21, 2020, the Company granted an aggregate of 9,004 restricted shares of common stock to certain of its non-employee directors valued at $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2021, the Company recognized $40,504 of equity-based compensation related to this grant. The shares related to this grant will vest on December 21, 2021.

On October 22, 2019, the Company granted an aggregate of 14,646 restricted shares of common stock to its non-employee directors valued at $7.17 per share, the then-current estimated net asset value per share of the Company’s common stock. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2020, the Company recognized $59,355 of equity-based compensation related to this grant. The shares related to this grant vested in September 2020.

Operating Partnership Common Units (“OP Units”)

OP Units are a class of limited partnership interest in the Operating Partnership. Holders of OP Units have the right to require the Operating Partnership to redeem their OP Units. The Operating Partnership has the discretion to redeem such OP Units for either (i) an amount of cash per OP Unit equal to the value of one share of the REIT’s common stock, or (ii) shares of the REIT’s common stock at a 1:1 ratio.

As of June 30, 2021 and December 31, 2020, there were 1,118,416 OP Units outstanding. The Company did not issue any OP Units during the six months ended June 30, 2021. In addition, no OP Units were redeemed during the six months ended June 30, 2021.

Long-Term Incentive Plan Units

LTIP Units are a special class of partnership interest in the Operating Partnership. Each LTIP Unit is convertible into an OP Unit of the Operating Partnership at a 1:1 ratio which can then be further exchanged into shares of the REIT’s common stock at a 1:1 ratio. No LTIP Units were exchanged into OP Units or shares of common stock of the REIT during the six months ended June 30, 2021.

Pursuant to the Management Agreement, HCA was granted LTIP Units concurrent with each sale of the REIT’s common stock under the Regulation A Offering. The Company granted a total of 72,215 LTIP Units to HCA at a fair value of $10.00 per share. The LTIP Units vested over five years unless the Company terminated the Management Agreement with HCA, in which case, the vesting accelerated as of the termination date. Effective March 31, 2020, the Company terminated the Management Agreement with HCA and HCA’s LTIP Units became fully vested. As such, the Company recognized the remaining equity-based compensation expense related to these grants during the six months ended June 30, 2020 in the amount of $363,501.

On December 21, 2020, the Company granted an aggregate of 273,198 LTIP Units to certain officers and employees of the Company. Of the total 273,198 LTIP Units granted, 40,193 LTIP Units vested immediately upon the grant date, 36,052 LTIP Units vest over two years and 196,953 LTIP Units vest over five years. The fair value of each grant was $9.33 per share, the estimated net asset value per share of the Company’s common stock as of June 30, 2020.

As of June 30, 2021 and December 31, 2020, the Company had granted a total of 345,413 LTIP Units, respectively. For the six months ended June 30, 2021 and 2020, the Company recognized a total of $265,547 and $363,501 of equity-based compensation expense, respectively.

The remaining equity-based compensation expense to be recognized in future periods is approximately $1,892,000.

Dividends and Distributions

During the six months ended June 30, 2021 and 2020, the REIT declared dividends on its Series A Preferred Stock of $27,125 and $126,438, respectively. As of June 30, 2021 and December 31, 2020, accrued, unpaid preferred stock dividends on the Series A Preferred Stock were $13,563.

During the six months ended June 30, 2021 and 2020, the REIT declared dividends on its Series B Preferred Stock of $1,025,000 and $661,130 respectively. As of June 30, 2021 and December 31, 2020, accrued, unpaid preferred stock dividends on the Series B Preferred Stock were $512,500 and $503,248, respectively.

During the six months ended June 30, 2021, the REIT declared dividends on its Series C Preferred Stock of $3,150,000. As of June 30, 2021 and December 31, 2020, accrued, unpaid preferred stock dividends on the Series C Preferred Stock were $1,575,000.

During the six months ended June 30, 2021 and 2020, the REIT declared dividends on its common stock of $430,981 and $414,365, respectively. As of June 30, 2021 and December 31, 2020, accrued, unpaid common stock dividends were $215,800 and $216,419, respectively.

During the six months ended June 30, 2021 and 2020, the Operating Partnership declared distributions of $402,553 and $327,424 with respect to its OP Units and LTIP Units. As of June 30, 2021 and December 31, 2020, accrued, unpaid distributions were $201,277.

12.	Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 44.1% at June 30, 2021 and December 31, 2020.

The Company’s predecessor and HCA own an aggregate 41.2% of the non-controlling interest in the Operating Partnership as of June 30, 2021 and December 31, 2020.

13.	Commitments and Contingencies

Leases

The property located in Port Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $38,969 during the six months ended June 30, 2021 and 2020.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $9,000 on these leases during the six months ended June 30, 2021 and 2020.

The Company has an office lease for its Corporate office in Winston-Salem, North Carolina. The lease commenced on February 15, 2019 and has a term of 3 years. The Company made payments of $12,000 on this lease during the six months ended June 30, 2021 and 2020.

Future minimum rent payments for the ground lease, parking lot leases and corporate office lease subsequent to June 30, 2021 are as follows:

Year Ended	Future Minimum Rents
For the remaining six months ending December 31, 2021	$59,969
2022	98,872
2023	95,938
2024	95,938
2025	85,438
2026	77,938
Thereafter	1,475,823
Total	$1,989,916

Management Fees

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to HCA, pursuant to the resolution of the Board, that the Company elected to not renew the Management Agreement with HCA under its terms, effective March 31, 2020. With respect to the Management Agreement, the Company had contracted with HCA to provide asset management, acquisition and leasing services for the Company, subject to the direction and supervision of the Board.

Through March 31, 2020, HCA earned an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The Company incurred asset management fees of $128,906 for the six months ended June 30, 2020. There were no outstanding asset management fees at June 30, 2021 and December 31, 2020.

HCA earned a fee based on 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made by HCA on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. HCA’s discretion to make additional acquisitions following the Recapitalization Transaction was made subject to approval by the Board. No such Acquisition Fees were earned by HCA following the Recapitalization Transaction other than in connection with the Monroe, Louisiana Property, which, as of the Recapitalization Transaction, was subject to a binding agreement to purchase previously executed by HCA.

The Acquisition Fee was to be paid in common stock or other equity securities of the Company. The Acquisition Fee was to be accrued and unpaid until the earlier of the date on which the Company’s common stock was initially listed with a national securities exchange or on March 31, 2020. On March 31, 2020, the Company paid Acquisition Fees to HCA through the issuance of 55,674 shares of common stock of the Company at a per share price of $10.00.

In accordance with the terms of the Management Agreement, the Company was required to pay HCA a termination fee upon the effective date of the termination. The termination fee is calculated as a multiple of the sum of the asset management fees, acquisition fees and leasing fees earned by HCA during the 24-month period ending as of the most recently completed fiscal quarter prior to the effective date of the termination. The appropriate multiple is dependent on the stockholders’ equity, as defined by the Management Agreement, of the Company at the time of termination. The Company had the option to pay the termination fee in cash, common stock, or with the consent of HCA, other equity securities of the Company or Operating Partnership, including without limitation LTIP Units, or a combination thereof. On March 31, 2020, the Management Agreement with HCA terminated. In connection with the termination, the Company paid a total termination fee of $1,645,453. The termination fee payable was satisfied with $1,275,000 in cash and $370,453 in shares of common stock of the Company at a per share price of $7.17 for a total of 51,667 shares.

The Company contracts with third party property managers to provide property management services at its properties. The third-party property management fee is due and payable on a monthly basis at the beginning of each month. The Company incurred third party property management fees of $125,267 and $115,540 for the six months ended June 30, 2021 and 2020, respectively. Accrued third party property management fees were $7,875 and $9,774 at June 30, 2021 and December 31, 2020, respectively.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and, (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

14.	Subsequent Events

Dividends and Distributions

On July 6, 2021, the REIT paid accrued common dividends and preferred dividends of $201,041 and $2,101,063, respectively. On July 10, 2021, the Operating Partnership paid aggregate distributions on its OP Units and LTIP Units of $191,347.

Property Acquisitions

On September 10, 2021, the Operating Partnership acquired real property located in Houston, Texas (the “Houston Property”), pursuant to a Real Estate Purchase and Sale Agreement for a purchase price of approximately $6,075,000. The Houston Property consists of 21,019 rentable square foot, build-to-suit single-tenant, one-story office building, fully renovated in 2021. The Houston Property is 100% leased by the United States of America, administered by the U.S. General Services Administration, and occupied by the Social Security Administration on a single tenant/user basis. The lease commenced on February 20, 2020 with a non-cancellable lease term of 10 years and a total lease term of 15 years. This acquisition was funded with borrowings on the Credit Facility.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
2.5	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.6	Certificate of Correction to the Articles Supplementary classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc.
2.7	Certificate of Correction to the Articles Supplementary classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc.
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, LLC, as Collateral Agent, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., HCM Agency, LLC, as Collateral Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.20
Credit Agreement, dated October 22, 2019, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc, Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.21
Second Amendment to Loan Agreement, dated October 22, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and HCM Agency, as Collateral Agent, incorporated by reference to Exhibit 6.21 to the Company’s Annual Report on Form 1-K filed on April 3, 2020

6.22
Increase Agreement and Amendment No. 1 to Credit Agreement, dated as of December 20, 2019, by an among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent, administrative agent and Lender, and IberiaBank and Synovus Bank, as Augmenting Lender, incorporated by reference to Exhibit 6.22 to the Company’s Annual Report Form 1-K filed on April 3, 2020

6.23
Limited Consent and Second Amendment to Credit Agreement, dated August 14, 2020, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as an administrative agent and Lender, and each of the other Lenders party thereto

6.24
Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

	By:	/s/ Steven A. Hale II
Steven A. Hale II
Date: September 17, 2021		Chairman, Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Chairman, Chief Executive Officer and President	September 17, 2021
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	September 17, 2021
Jacqlyn Piscetelli	(principal finance officer and principal accounting officer)